Exhibit 99.9

Worldwide Pipeline Rehabilitation	17988 Edison Avenue Chesterfield, MO 63005 www.insituform.com	David F. Morris Senior Vice President, General Counsel & Chief Administrative Officer Phone: 636-530-8020 Fax: 636-530-8701 E-mail: dmorris@insituform.com

March 27, 2008

VIA E-MAIL AND FACSIMILE

Mr. Matthew J. Diserio
President
Water Asset Management, LLC
425 Park Avenue, 27th Floor
New York, New York  10022

Dear Mr. Diserio:

I am writing to you regarding our telephone conversations over the past few days in which I suggested a meeting this week between members of Insituform’s Board of Directors and representatives of Water Asset Management.

Insituform’s Board of Directors is disappointed that you have declined to meet with us ahead of the Company’s upcoming annual meeting.  We viewed such a meeting as an opportunity to meet in person one or more of the other candidates proposed by TRF Master Fund (Cayman) LP for election to the Board and to follow up on matters discussed in our previous meetings.

While it remains our preference to engage in a constructive dialogue with you, the Company intends to oppose the election of your director candidates at the upcoming annual meeting.  The Board remains united in its view that neither the election of TRF’s nominees nor the amendment of our By-Laws as you have proposed are in the best interests of the Company or its shareholders.

As I indicated to you, we remain open to meeting with you.

INSITUFORM TECHNOLOGIES, INC.

By: David F. Morris, Senior Vice President, General Counsel and Chief Administrative Officer

cc:  Board of Directors